Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Happy Grub Inc.
507 Prestige Circle, TX STE 600
Allen, TX 75002
https://eathappygrub.com

Up to $1,234,999.59 in Class A Common Stock at $0.33
Minimum Target Amount: $14,999.82

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Happy Grub Inc.
Address: 507 Prestige Circle, TX STE 600, Allen, TX 75002
State of Incorporation: DE
Date Incorporated: May 26, 2023

Terms:

Equity

Offering Minimum: $14,999.82 | 45,454 shares of Class A Common Stock
Offering Maximum: $1,234,999.59 | 3,742,423 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.33
Minimum Investment Amount (per investor): $249.81

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus

As you are a previous investor or customer of Happy Grub, you are eligible for a 5% bonus in shares.

Reservation Bonus

As you reserved shares in Happy Grub, you are eligible for 5% bonus shares

Early Bird Perks

Extreme Early Bird - Invest $249+ within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest 249+ within the first week and receive 10% bonus shares.

Early Bird Bonus - Invest 249+ within the first two weeks and receive 5% bonus shares.

Mid-Campaign Perks

Invest $5,000+ between Day 40 - 47 and receive 10% bonus shares + a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year

Invest $5,000+ between Day 60 - 67 and receive 10% bonus shares + a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year

Amount-Based Perks

Tier 1 Perk -

Invest $500+ and receive an exclusive 20% off discount code for 1 full year.

Tier 2 Perk -

Invest $1,000+ and receive a Happy Grub variety pack + Happy Grub swag items

Tier 3 Perk -

Invest $5,000+ and receive a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year.

Tier 4 Perk -

Invest $10,000+ and receive a Happy Grub family mealtime bundle + Includes 5% bonus shares.

Tier 5 Perk -

Invest $25,000+ and receive a Happy Grub family mealtime bundle + Includes 10% bonus shares.

Tier 6 Perk -

Invest $50,000+ and receive a Happy Grub family mealtime bundle + a Zoom call with Founder + Includes 15% bonus shares.

Tier 7 Perk - "VIP Insider Visit"

Invest $100,000+ and receive a Happy Grub family mealtime bundle + an exclusive behind-the-scenes tour of our production facility with our Founder/CEO, Ashley Davies. Includes 20% bonus shares.

*Travel costs not included

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Happy Grub Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.33 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Happy Grub is a pioneering company in the food industry, specializing in the production of the first and only squeezable instant pancake mix. Our mission is to revolutionize mealtime by offering nutritious, convenient, and fun breakfast solutions for families. Our products, which are parent-created and picky-eater approved, are made with clean ingredients in the USA and are designed to make mealtime mess-free and enjoyable. Happy Grub products are available for pancakes and waffles, offering a versatile and innovative approach to traditional breakfast foods.

Business Model

Happy Grub operates a direct-to-consumer and retail sales model. Our products are available online through our website and in major retail stores such as Walmart, Target, and H-E-B. The supply chain includes sourcing high-quality, clean ingredients and manufacturing in our full-scale production facility located in Allen, TX. Our target customer base includes busy families, new parents, campers, college students, and breakfast enthusiasts seeking convenient and healthy meal options.

Corporate Structure

Happy Grub, Inc ("the Company"), was incorporated on May 26, 2023 in the state of Delaware. The Company was previously known as Happy Kidz, LLC, which was formed in California on October 4, 2017 and converted into Happy Grub Inc. Happy Grub is an independent entity founded by Ashley Davies, who serves as the CEO. She brings extensive experience in consumer packaged goods (CPG) and strategic growth, contributing to the company's rapid expansion and success.

Intellectual Property

Happy Grub has applied for a U.S. patent for its unique squeezable bottle technology, which is currently pending. This patent covers the innovative packaging design that allows for easy and mess-free pancake and waffle preparation. Additionally, Happy Grub holds trademarks for its brand name and logo, ensuring brand protection and recognition in the marketplace.

Competitors and Industry

Industry Analysis

Happy Grub operates within the breakfast food industry, which is experiencing significant growth. The Global Breakfast Food Market is projected to increase by $125 billion between 2022 and 2027, with a compound annual growth rate (CAGR) of 5.31%.

Competitors

Dominant players in this industry include brands like Aunt Jemima, Bisquick, and Krusteaz. However, Happy Grub differentiates itself through its innovative packaging, clean ingredients, and focus on convenience.

Current Stage and Roadmap

Current Stage

Happy Grub has transitioned from concept to full-scale production, with products available in over 2,000 retail locations nationwide. The company has seen substantial revenue growth, with a 189.6% year-over-year increase from 2022 to 2023. The next phase involves expanding our product line and increasing market penetration through strategic partnerships and enhanced marketing efforts.

Road Map

In the upcoming year, Happy Grub plans to:

Launch new flavors and product variations to cater to diverse consumer preferences.

Expand distribution channels by engaging with additional major retailers and club stores.

Increase marketing efforts through digital campaigns and influencer partnerships to boost brand awareness and customer acquisition.

Continue reducing the cost of goods sold (COGS) by optimizing production processes and sourcing.

The Team

Officers and Directors

Name: Ashley B Davies

Ashley B Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director & Principal Accounting Officer
  Dates of Service: December, 2019 - Present
  Responsibilities: Responsibilities: As the CEO and Founder of Happy Grub, I lead the vision, strategy, and overall direction of the company, ensuring that our innovative pancake mix products bring joy and convenience to families everywhere. I oversee all company operations, including marketing, product development, and customer relations. Salary: $100,000 annually Equity Compensation: N/A

Name: Andrew Davies

Andrew Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: December, 2019 - Present
  Responsibilities: As a board member of Happy Grub, I oversee all inventory, assets, and logistical operations, ensuring efficient management of our warehouse and supply chain. Salary: $95,000 annually Equity Compensation: N/A

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be

assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Happy Mom LLC (Ashley Davies owns 100%)	9,158,100	Class B Common Stock	93.3%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,742,423 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 90,000,000 with a total of 5,841,900 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding includes 654,150 shares to be issued under stock options reserved but unissued.

Voting Rights of Securities sold in this Offering contain a Voting Proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 9,158,100 outstanding.

Voting Rights

5 votes per share.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 14,345,850
  Use of proceeds: The company converted from an LLC to a corporation, resulting in a conversion of the membership interests to Class A Common Stock.
  Date: May 24, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $261,386 compared to $756,872 in fiscal year 2023. This significant increase of 189.6% was driven by expanding into more retail locations, increasing brand recognition, and effective marketing strategies.

Cost of Sales

Cost of Sales for fiscal year 2022 was $190,896 compared to $648,719 in fiscal year 2023. This increase is attributed to higher production volumes and expanding distribution channels to meet growing demand.

Gross Margins

Gross margins for fiscal year 2022 were $56,720 compared to $53,962 in fiscal year 2023. The slight decrease in gross margins reflects higher sales volumes offset by increased costs in production and distribution.

Expenses

Expenses for fiscal year 2022 were $1,188,106 compared to $1,797,556 in fiscal year 2023. The increase in expenses is primarily due to scaling operations, expanding the team, and investing in marketing and product development initiatives to support the company's growth.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our ongoing expansion into new markets, increased product offerings, and enhanced marketing efforts. Past cash was primarily generated through sales and equity investments. Our goal is to double our revenue in the next fiscal year by expanding our retail presence and launching new product lines. Given our strategic growth plans and recent market traction, we believe our future cash flows will significantly outperform historical figures.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 06/2024, the Company has capital resources available in the form of a line of credit for Purchase Order Advances from Aion Banking our company operations. As of July, the Company has cash on hand of roughly 20k with production coming up.

While we do have some capital resources available, the additional funds from this campaign will significantly enhance our ability to execute our strategic growth plans. These funds will provide the necessary financial resources to invest in key areas such as research and development, inventory, marketing, and the hiring of essential personnel. By securing this additional capital, we can ensure that we have the financial stability and flexibility needed to support our expansion efforts, innovate our product offerings, and meet increasing market demands effectively. This investment is essential for sustaining our growth trajectory and achieving our long-term business objectives.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are crucial to our company's operations and growth. While we have some capital resources available, this additional funding is essential to accelerate our strategic initiatives. These funds will enable us to invest in research and development, scale our inventory, enhance marketing efforts, and hire key personnel. By securing this capital, we can ensure our ability to meet increasing market demands, expand our product offerings, and sustain our growth trajectory. This investment is vital for achieving our long-term business goals and maximizing our market potential.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $60,000 for expenses related to salaries ($20,000), inventory ($25,000), and R&D ($15,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $60,000 for expenses related to salaries ($20,000), inventory ($25,000), and R&D ($15,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential lines of credit and future capital raises. We are also exploring strategic partnerships and potential acquisition opportunities. If we proceed with any concurrent offerings or future capital raises, we will disclose the terms accordingly.

Indebtedness

- Creditor: Aion Financial Technologies
  Amount Owed: $99,305.60
  Interest Rate: 18.0%
  The loan is secured by inventory. This loan agreement was entered into on July 14, 2023, with a co-borrower, Happy Mom, LLC, which is owned by Ashley Davies, Chief Executive Officer, President & Secretary of Happy Grub, Inc.

- Creditor: Island Ventures
  Amount Owed: $1,285,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2025
  Island Ventures, Inc. currently holds an aggregate total of $1,285,000 of secured debt from Happy Grub, Inc. comprised of an original Promissory Note for $850,000 dated February 2, 2023, combined with a series of eight subsequent Promissory Note Agreements that total $435,000 (on a combined basis).

Related Party Transactions

- Name of Entity: Happy Mom, LLC from Aion Financial Technologies
  Names of 20% owners: Ashley Davies
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan Agreement
  Material Terms: The Company entered into a loan agreement with a co-borrower Happy Mom, LLC from Aion Financial Technologies. Happy Mom, LLC is owned by Ashley Davies, Chief Executive Officer, President & Secretary on July 14, 2023. See Note 4 in Exhibit B for further detail on the Note.

Valuation

Pre-Money Valuation: $4,950,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.82 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.59, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's product in preparation for expansion and the launch of new products.

- Company Employment

15.0%

We will use 15% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer Service, etc. Wages will be commensurate with training, experience, and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the initial launch, product expansion, as well as ongoing day-to-day operations of the Company.

- Marketing your StartEngine Raise
  9.0%
  We will use 9% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  10.0%
  We will use 10% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  9.5%
  We will use 9.5% of the funds to enhance our operational infrastructure. This includes upgrading our technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

- StartEngine Service Fees
  1.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://eathappygrub.com (https://eathappygrub.com).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/happygrub

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Happy Grub Inc.

[See attached]



Happy Grub, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Happy Grub, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 10, 2024

HAPPY GRUB, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	6,808	30,870
Accounts Receivable	53,461	88,053
Inventory	342,320	271,119
Prepaid Expenses	-	191,923
Other Current Assets	-	-
Total Current Assets	**402,589**	**581,965**
Non-Current Assets:		
Fixed Assets - net	29,843	9,255
Total Non-Current Assets	**29,843**	**9,255**
TOTAL ASSETS	**432,432**	**591,220**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	306,461	84,469
Payroll Tax Payable	3,261	3,261
Deferred Revenue	-	-
Accrued Interest	99	-
Accrued Expenses	22,705	-
Line of Credit	1,285,000	-
Total Current Liabilities	**1,617,527**	**87,731**
Non-Current Liabilities:		
Loans Payable	99,306	-
Total Non-Current Liabilities	**99,306**	**-**
TOTAL LIABILITIES	**1,716,832**	**87,731**
EQUITY		
Member's Capital	-	1,939,748
Common Stock - Class A	1,435	-
Common Stock - Class B	-	-
Additional Paid in Capital	1,918,929	-
Accumulated Deficit	(3,204,764)	(1,436,259)
TOTAL EQUITY	**(1,284,400)**	**503,490**
TOTAL LIABILITIES AND EQUITY	**432,432**	**591,220**

HAPPY GRUB, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales	756,872	261,386
Service/Fee Income	(10,722)	(18,946)
Discounts & Allowances	43,470	(5,176)
COGS	648,719	190,896
Gross Profit (Loss)	**53,962**	**56,720**
Operating Expenses		
Advertising and Marketing	635,359	688,874
Payroll Expense	704,487	236,465
General and Administrative	137,474	152,610
Rent Expense	6,000	1,200
Shipping & Freight Expense	110,219	73,559
Warehousing Expense	59,816	-
Insurance Expense	16,210	8,513
Commissions and Fees	36,734	5,116
Professional Fees	65,863	21,769
Online Vendor Expense	25,397	-
Total Operating Expenses	**1,797,556**	**1,188,106**
Total Loss from Operations	**(1,743,595)**	**(1,131,386)**
Other Income/Expenses		
Other Income	6,617	1,900
Interest Expense	4,630	-
Bad Debt	6,704	-
Charitable Contributions	11,427	-
Other Expense	1,750	508
Total Other Income/Expense	**(17,894)**	**1,392**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,761,489)**	**(1,129,994)**
Depreciation Expense	7,015	2,414
Net Income (Loss)	**(1,768,504)**	**(1,132,408)**

HAPPY GRUB, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,768,504)	(1,132,408)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	7,015	2,414
Accounts Receivable	34,592	(88,053)
Inventory	(71,201)	(198,160)
Prepaid Expenses	191,923	(191,923)
Accounts Payable	221,992	46,120
Payroll Tax Payable	-	3,261
Deferred Revenue	-	(8,715)
Accrued Expenses	22,705	-
Accrued Interest	99	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	407,125	(435,055)
Net Cash provided by (used in) Operating Activities	**(1,361,378)**	**(1,567,463)**
INVESTING ACTIVITIES		
Fixed Assets - net	(27,605)	-
Net Cash provided by (used in) Investing Activities	**(27,605)**	**-**
FINANCING ACTIVITIES		
Line of Credit	1,285,000	-
Loans Payable	99,306	-
Member's Capital	(19,375)	1,594,377
Issuance of Common Stock	(9)	-
Net Cash provided by (used in) Financing Activities	**1,364,922**	**1,594,377**
Cash at the beginning of the period	30,871	3,957
Net Cash increase (decrease) for the period	(24,062)	26,914
Cash at end of period	**6,808**	**30,871**


HAPPY GRUB, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements


	Common Stock - Class A		Common Stock - Class B		Shareholder Distribution	Member's Capital	APIC	Accumulated Deficit	Total Shareholders' Equity
	# of Units	$ Amount	# of Shares	$ Amount					
Beginning balance at 1/1/22	-	-	-	-	(136,480)	452,057	-	(303,850)	11,727
Issuance of Common Stock	-	-	-	-	-	-	-	-	-
Member Contribution	-	-	-	-	-	1,624,171	-	-	1,624,171
Net income (loss)	-	-	-	-	-	-	-	(1,132,408)	(1,132,408)
Ending balance at 12/31/22	-	-	-	-	(136,480)	2,076,228	-	(1,436,258)	503,490
Additional Paid In Capital	-	-	-	-	-	37,957		-	37,957
Member Distribution	-	-			(58,767)	-	-	-	(58,767)
Net Member's Capital & Retained Earnings before conversion	-	-	-	-	(195,246)	2,114,184	-	(1,436,259)	482,679
Conversion of LLC to Corporation	-	-	-	-	195,246	(2,114,184)	1,918,938	-	-
Net Member's Capital & Retained Earnings after conversion	-		-	-	-	-	1,918,938	(1,436,259)	482,679
Issuance of Common Stock	14,345,850	1,435	-	-	-	-	-	-	1,435
Additional Paid In Capital	-	-	-	-	-	-	(9)	-	(9)
Net income (loss)	-	-	-	-	-	-	-	(1,768,504)	(1,768,504)
Ending balance at 12/31/23	14,345,850	1,435	-	-	-	-	1,918,929	(3,204,764)	(1,284,400)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Happy Grub, Inc ("the Company"), was incorporated on May 26th, 2023 in the state of Delaware. The Company was previously known as Happy Kidz, LLC, which was formed in California on October 4th, 2017.

The Company earns revenue selling squeezable pancake mix bottles directly to customers through their e-commerce platform and by distributing their products through major retailers such as Walmart and Target. These products are designed to simplify breakfast preparation for busy families, making mealtime easy and enjoyable. The Company's registered office is located in Dover, Delaware. The Company's primary customers are located in the United States.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the most two recent years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $30,870 and $6,808 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company does not deem it currently necessary to have an allowance for the receivable.

The Company held $88,053 and $54,993 in accounts receivable as of December 31, 2022 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: raw materials $244,896, $225,533 and finished goods $26,223, $116,787, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and 2023.

A summary of the Company's property and equipment is below.

Property Type	Year Acquired	Useful Life in Years	Cost	Accumulated Depreciation as of 12/31/23	Disposals as of 12/31/23	Book Value as of 12/31/23
1900 Buildings (Norco Trailers)	2021	5	12,071	5,231	-	6,840
1985 Furniture (Custom Kitchen - Tradeshow)	2023	5	27,605	4,601	-	23,004
Grand Total			39,677	9,832	-	29,844

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by:

1.   Direct distribution to customers through their e-commerce platform

The Company generates revenues by selling squeezable pancake mix bottles directly to consumers through their e-commerce platform. The Company's payments are generally collected at the time of purchase.

The Company's primary performance obligation is to fulfill online orders by packaging and shipping the purchased products to customers. Revenue is recognized at the time of sale, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

2.   Distributing to customers through major retail chains

The Company generates revenues by selling squeezable pancake mix bottles directly to major retail chains. The Company's payments are generally collected within 30-90 days after delivery, depending on the retailers' payment terms.

The Company's primary performance obligation is to deliver large quantities of product to retailer distribution centers or directly to the store locations. Revenue is generally recognized within 30-90 days of delivery, depending on the retailers' payment terms, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of licenses, bank fees, office expenses, bank fees, meals and travel and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company has reserved 654,150 shares of Class A Common Stock for its 2023 equity incentive plan. This carried a value of $550,000. As of December 31, 2023, the Company had Granted 570,410 shares.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it conducts business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which 1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and 2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a loan agreement with a co-borrower Happy Mom, LLC from Aion Financial Technologies. Happy Mom, LLC is owned by Ashley Davies, Chief Executive Officer, President & Secretary on July 14, 2023. See Note 4 below for further detail on the Note.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan Payable: On July 14, 2023, the Company along with Happy Mom, LLC, entered into a loan agreement with Aion Financial Technologies for $500,000 with an interest rate of 18% per annum. The loan is secured by inventory. The balance of this loan was $99,305.60 as of December 31, 2023.Happy Mom, LLC is owned by Ashley Davies, Chief Executive Officer, President & Secretary. See Note 3 above for further details.

Fulcrum Line of Credit: On October 14, 2022, the Company originally took out a line of credit from Fulcrum Collective LLC (a business unit of Island Ventures Inc) of $550,000 with an interest rate of 3.4% per annum. However, the Company then proceeded to take extra loans where eight (8) separate notes were issued in total; this resulted in the Company borrowing $1,285,000. The maturity dates for these notes were due on December 31, 2023 and December 31, 2024. The balance of this loan was $1,285,000 as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 90,000,000 Class A Common Stock, with a par value of $0.0001 per share. 14,345,850 shares issued and outstanding as of December 31, 2023.

The Company had 12,841,091 membership interest as of 12/31/2022, which was converted to Class A Common stock in 2023, with a par value of $0.0001 per share

The Company has authorized 10,000,000 Class B Common Stock, with a par value of $0.0001 per share. There were no shares issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 10, 2024, the date these financial statements were available to be issued.

On May 14, 2024, the Company entered into a loan extension agreement with Island Ventures Inc., where they waived default on the note due on December 31, 2023 and extended the maturity date to December 31, 2025.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF HAPPY GRUB

Making Mealtime More Nutritious, Convenient, and Fun

Happy Grub is one of the only Squeezable Instant Pancake Mixes. Our mission is to bring families together in the kitchen making mealtime more nutritious, convenient, and fun. Make mess-free mealtime in minutes or turn mealtime into a fun family activity. Happy Grub is ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



HAPPY GRUB
MAKE MEMORIES, NOT MESSES
Walmart
sam's club
TARGET

$15,722.52 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$0.33 Per Share

RAISED	INVESTORS
$15,722.52	30
MIN INVEST	VALUATION
$249.81	$4.95M

REASONS TO INVEST

Category Innovation: Happy Grub is flipping mealtime upside down in a category that hasn't changed in 135 years with our innovative, patent-pending squeeze bottle technology!

 Continued Success: With early expansion into big retailers like Walmart, Target, & H-E-B, & plans for club store & international growth, we aim to capture the billion-dollar pancake market, with expected growth of $152.44B.

 Award-Winning: Industry recognition with awards/acclaim from Good Housekeeping, Gordon Ramsay, Food Network, Food & Beverage Magazine, and many more!

TEAM



Ashley Davies • CEO and Founder

Ashley Davies, CEO and Founder of Happy Grub, is a CPG trailblazer focused on healthier, happier families. Passionate about supporting women and educating entrepreneurs, she's inspired by innovation. As a mother, she created Happy Grub to ...

Read More





Brandon Gilliam • Head of Marketing & Sales

Brandon Gilliam leads all Marketing & Sales operations for Happy Grub, for which he pulls from his over 12 years of CPG & Brand experience (World Wrestling Entertainment, The Association of National Advertisers, Six Flags Entertainment). He...

Read More





Andrew Davies • Board Member

Former USMC Marine turned Veteran and Director of Logistics at Happy Grub, managing inventory, assets, and logistics with precision and dedication. Bringing a unique skill set as a former crane operator to optimize supply chain efficiency for the ...

Read More

Make Memories, Not Messes



**HAPPY GRUB MAKES MEALTIME
MORE NUTRITIOUS, CONVENIENT, AND FUN**

CONVENIENT
Just add water, shake, and squeeze.
No prep, no cleanup and no mess

CLEAN INGREDIENTS
Natural and NON-GMO, with
No Added Preservatives

FAMILY FUN
Happy Grub was designed to bring
families together in the kitchen to
make memories, not messes

PICKY EATER APPROVED
Real ingredients means natural and
delicious flavors in every bite

NUTRITIOUS
High protein, high fiber, and
100% Whole Grain

WOMAN OWNED
Created by a mom to make
parents lives easier!

GET CREATIVE
Our squeeze bottle and fine tip
caps are great for fun pancake
shapes and designs!

FULL FAMILY MEAL
Each bottle makes about 20
3" pancakes

With increasing year-over-year sales, we've witnessed an increase in store presence, skyrocketing from just 1 store to over 2,000 in less than two years. Our revenue growth is equally impressive, boasting over 2.89x revenue growth from 2022 to 2023. Additionally, our focus on reducing COGS by almost 20% as we expand reflects our commitment to efficiency and profitability.

What sets us apart is our innovative product and the tangible time savings we provide for families. Join us in this opportunity to transform breakfast, described as a **"game-changer"** by Food Network.



THE OPPORTUNITY

The Mess-Free Mealtime Solution

Necessity is the mother of invention and Ashley Davies is the mom behind Happy Grub.

Everyone loves pancakes, but no one loves the mess involved. Often saved for a weekend activity, Happy Grub now allows families to make mess-free mealtime in minutes! Just add water, shake, and squeeze for perfect pancakes/waffles every time! Even get the whole family involved, choosing their favorite flavors, and making their favorite edible shapes and designs.

Other pancake mixes still come in a box or a bag, just like the first pancake mix in 1889. That's 135 years of stagnant, boring, options. Other pancake mixes also contain artificial ingredients and preservatives, some of which you can't even pronounce. Whereas, Happy Grub contains only clean ingredients.

With this innovative solution, Happy Grub has quickly scaled, commanded industry attention, and is taking over the pancake aisles.





"TOTAL GAME-CHANGER"

"FAVORITE PRODUCT OF THE YEAR"

FOOD&BEVERAGE MAGAZINE

"THIS IS SO EASY AND THE KIDS CAN ACTUALLY DO IT...BRILLIANT, BLOWS US AWAY...WHAT MOM DOESN'T WANT THAT"

Ryan Seacrest



"THAT INCREDIBLE PRODUCT, HAPPY GRUB, WHAT IT STANDS FOR, WHERE IT'S GOING, I KNOW THIS IS ONLY THE BEGINNING"

Gordon Ramsay

Supported by a team of advisors with a record of successes, including past exits and industry-wide recognition, Happy Grub is flipping the script on mealtime, bringing the joy and ease back to mealtime. With your investment, we'll pour resources into scaling our operations, meeting the demands of both retailers and hungry breakfast enthusiasts alike. Plus, we'll keep the innovation flowing, growing our R&D to whip up even more irresistible flavors and diverse products.

THE MARKET & OUR TRACTION

Shaking Up a Billion Dollar Industry

Pancakes are taking over as the go-to meal for busy individuals and families, and the market is quickly growing as we look for healthy and convenient alternatives. The Global Breakfast Food Market size is forecasted to increase by $125 billion between 2022 and 2027[1], accelerating at a CAGR (Compound Annual Growth Rate) of 5.31%[2]. The market is experiencing growth driven by the key drivers and emerging trends shaping consumer preferences and market dynamics. Additionally, the increasing working population drives the need for quick and on-the-go breakfast solutions.



PANCAKES ARE A PROFITABLE GROWING MARKET
Growth difference
(Base year - Final year)
$152.44
BILLION
2017
2022
Americas contribution to market growth
44%
4% CAGR
2017-2022
KEY DRIVER
1.Influence to prepare pancakes at home
2. Attractive opportunities in pancake mix market
Source: PR Newswire: technavio

Source

Happy Grub has made significant strides, transitioning from humble beginnings in our founders own kitchen to establishing a full-scale production facility in Allen, TX. This growth is underscored by our impressive traction in the market, as we've expanded our presence to over 2,000 retailers nationwide. As a testament to our commitment to quality and innovation, all our products are proudly made in the USA, ensuring that our customers receive the highest standards of taste and freshness.

But don't just take our word for it – we've got the awards and testimonials to prove it. From the Good Housekeeping Best Parenting Awards to being hand selected by Gordon Ramsay himself.

Customers of Happy Grub are flooding the internet to share their beloved find with the world. These customers include new parents, seasoned parents, campers, frequent RVers, college students just learning to cook, and even celebrities – including Jennifer Love Hewitt, Tiffani Thiessen, Eva Chen, Gabrielle Union-Wade, and counting!


Happy Grub—UGC Highlights
StartEngine
you! thank
you!!
00:34
vimeo

WHY INVEST

Bring Innovation to the Food Industry

We believe investing in Happy Grub presents an opportunity to join a dynamic company poised for growth and bringing innovation to the food industry. Our impressive track record speaks volumes and we are giving the key players in our space a run for their money in big chains like Target, Walmart, H-E-B, and more.

Our revenue growth has been exceptional, with revenues increasing 189.6% in the past year alone (and for only ONE category!). With the convenience and readiness of Happy Grub, we have the ability to expand into multiple targeted categories. Furthermore, our patented product, which covers all baking mixes, allows us to "bottle up" a portion of the $125 billion growth of the Global Breakfast Food Market. This means we're not just targeting pancakes; we're aiming to revolutionize mealtime as a whole!

We believe everything that comes in a box, bag, or other boring container can be improved in a squeezable bottle! And remember, pancakes are just the beginning of our quick and convenient

squeezable mealtime journey. With our innovative approach and proven success, investing in Happy Grub means seizing an opportunity to be part of a company that's reshaping the future of mealtime and beyond.


WE STARTED WITH PANCAKES
HAPPY GRUB
Squeezable PANCAKE MIX
BUTTERMILK
BLUEBERRY
YUMMY BANANA
APPLE CINNAMON
BUT, WE BELIEVE ANYTHING THAT COMES IN A BOX/BAG CAN BE IMPROVED IN A SQUEEZABLE BOTTLE

Join the breakfast revolution and invest in a brand that's not just flipping pancakes, but flipping the script on mealtime innovation, one pancake at a time!

ABOUT

HEADQUARTERS

WEBSITE
View Site

507 Prestige Circle, TX STE 600
Allen, TX 75002

Happy Grub is one of the only Squeezable Instant Pancake Mixes. Our mission is to bring families together in the kitchen making mealtime more nutritious, convenient, and fun. Make mess-free mealtime in minutes or turn mealtime into a fun family activity. Happy Grub is parent-created, picky-eater approved, and made of clean ingredients in the USA, packing the most flavor of any pancake on the market. Oh yeah, Happy Grub makes waffles too!

TERMS
Happy Grub

Overview

PRICE PER SHARE
$0.33

VALUATION
$4.95M

DEADLINE ⓘ
Oct. 29, 2024 at 6:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.81

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.59

ASSET TYPE

SHARES OFFERED

MIN NUMBER OF SHARES OFFERED
45,454

Class A Common Stock

MAX NUMBER OF SHARES OFFERED
3,742,423

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a previous investor or customer of Happy Grub, you are eligible for a 5% bonus in shares.

Reservation Bonus

As you reserved shares in Happy Grub, you are eligible for 5% bonus shares

Early Bird Perks

Extreme Early Bird - Invest $249+ within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest 249+ within the first week and receive 10% bonus shares.

Early Bird Bonus - Invest 249+ within the first two weeks and receive 5% bonus shares.

Mid-Campaign Perks

Invest $5,000+ between Day 40 - 47 and receive 10% bonus shares + a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year

Invest $5,000+ between Day 60 - 67 and receive 10% bonus shares + a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year

Amount-Based Perks

Tier 1 Perk -

Invest $500+ and receive an exclusive 20% off discount code for 1 full year.

Tier 2 Perk -

Invest $1,000+ and receive a Happy Grub variety pack + Happy Grub swag items

Tier 3 Perk -

Invest $5,000+ and receive a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year.

Tier 4 Perk -

Invest $10,000+ and receive a Happy Grub family mealtime bundle + Includes 5% bonus shares.

Tier 5 Perk -

Invest $25,000+ and receive a Happy Grub family mealtime bundle + Includes 10% bonus shares.

Tier 6 Perk -

Invest $50,000+ and receive a Happy Grub family mealtime bundle + a Zoom call with Founder + Includes 15% bonus shares.

Tier 7 Perk - "VIP Insider Visit"

Invest $100,000+ and receive a Happy Grub family mealtime bundle + an exclusive behind-the-scenes tour of our production facility with our Founder/CEO, Ashley Davies. Includes 20% bonus shares.

Travel costs not included

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Happy Grub Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.33 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Food & Beverage Magazine

Happy Grub - Squeezable Fun for the Whole Family

View Article

On Air with Ryan Seacrest

ON AIR w/ Ryan Seacrest Featuring: Happy Grub

View Article

Yahoo! Finance

Founder of Happy Grub, Ashley Davies, Receives National Attention For Her Family-Friendly, Mess-Free Way to Make Pancakes

View Article

CNBC

These could be the next hot food and drink trends

View Article

Food Network

This Squeezable Pancake Mix Is a Total Game-Changer

View Article

Show More Press

ALL UPDATES

08.27.24

Recap of Our Second Ask-Anything Webinar

Following the success of our first founder webinar, we hosted a second session where our founder answered more of your burning questions. Here's a quick recap of the insightful discussion:

What makes Happy Grub stand out in the market compared to other breakfast products?

Answer: Happy Grub has revolutionized breakfast with our patented, squeezable, mess-free pancake mix bottles. Our innovative design allows families to pour the perfect pancake or waffle without the fuss of traditional mixes. Beyond convenience, our product is also fun—our packaging encourages creativity, allowing kids and parents to bond over making unique shapes and designs. Plus, all of our products are made with natural and organic ingredients, ensuring a nutritious meal for your family. As a family-owned, woman- and veteran-led business, we're dedicated to bringing quality and creativity to every breakfast table.

How does your facility in Allen, Texas, contribute to the production of Happy Grub?

Answer: All Happy Grub products are proudly produced in our Allen, Texas facility. This allows us to closely monitor product quality and contribute to local employment and community growth. Our operations support local jobs, fostering economic development in the area. Our facility is central to our brand's commitment to quality, and we're proud to produce right here in the USA.

What incentives are you offering to customers who purchase shares through the StartEngine campaign?

Answer: We truly value our customers, and as a token of our appreciation, all Happy Grub customers who have made purchases with us will receive an additional 5% bonus in shares when they invest through our StartEngine campaign. It's our way of thanking those who have supported and believed in our brand from the beginning.

Can you explain how you plan to scale production as demand for Happy Grub grows?

Answer: We are efficiently scaling production thanks to improvements in our processes at our Allen, Texas facility. Our focus remains on maintaining high-quality production while increasing output to meet growing demand. Additionally, our strategic expansion into more retail locations across the country ensures that we can grow sustainably while continuing to support our local operations and employees.

What impact does Happy Grub have on sustainability?

Answer: Sustainability is at the heart of Happy Grub. We use 100% recyclable PET bottles, ensuring our packaging is environmentally responsible. By prioritizing sustainability, we are committed to reducing waste and contributing to a greener future, all while delivering a high-quality, nutritious product to families nationwide.

Stay tuned for more updates as we continue to grow and innovate!

08.23.24

Ashley Davies on the Passage to Profit Podcast



Our founder, Ashley Davies, was featured on the **Passage to Profit: The Innovators' Show** podcast! last year In this exciting interview, Ashley shares the story behind Happy Grub, our mission to make mealtime more convenient and fun, and the journey of turning an innovative idea into a growing brand.

Tune In Nationwide: This interview is re-airing on 39 radio stations across the U.S. this week, giving listeners across the country an opportunity to learn more about our unique product and our growth plans.

The Passage to Profit Show is a nationally syndicated weekly radio show and podcast taped in New York City about entrepreneurism and innovation. Show hosts Richard Gearhart (patent and trademark expert) and Elizabeth Gearhart (startup entrepreneur), interview various entrepreneurs, company founders, inventors, startups, experts and celebrities from a range of industries to gain insight from multiple perspectives. Each show presents listeners with real-life experiences from diverse guests – providing valuable advice and unique perspectives on the Road to Entrepreneurship.

Listen Now: You can re-watch Ashley's interview here at 29:00 and get an inside look at what makes Happy Grub a standout in the market.

We're excited to continue sharing our journey with you, and we're grateful for your support as we grow. Stay tuned for more updates, and don't forget to share this news with your friends and family!

Disclaimer: *Any statements in this presentation regarding future events or the future performance of our company are forward-looking statements that are subject to risks and uncertainties. Actual results may differ materially from those projected.*

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.21.24

Ask Anything Webinar Round 2, Tomorrow!

Great news, we're hosting another "Ask Anything" webinar with our founder tomorrow. This is your chance to connect directly with Ashley, ask your questions, and get an inside look at what's next for Happy Grub.

Why You Should Join:

- **Exclusive Insights:** Get the latest updates on our products, plans, and the overall direction of Happy Grub.
- **Direct Access:** Speak directly with our founder and have your questions answered in real-time.
- **Special Perks:** Remember, all Happy Grub customers who invest through StartEngine receive 5% bonus shares on their investment!

Register Here: https://eathappygrub.com/pages/startenginewebinar88

Thank you for your continued support and for being an integral part of the Happy Grub story. Together, we're making mealtime easier, more nutritious, and a whole lot more fun!

08.19.24

Weekly Founder Webinar Recap (1st One!)

Last week, we held our first "Ask Anything" Founder Webinar.

It was a fantastic session, filled with insightful questions and a deep dive into the future of Happy Grub. If you missed it, here's what we covered:

Key Topics Discussed:

- **Future Vision:** Ashley shared her vision for Happy Grub over the next 3-5 years, including our goal to become a household name across the U.S.
- **Retail Expansion:** We're excited to announce that Happy Grub is set to launch in Sam's Club next year! This is in addition to our existing and expanding presence in Walmart, Target, and other major retailers.
- **Product Expansion:** We're beginning to work on new product expansions, keeping in mind the demand and feedback from our customers.
- **Best-Selling State:** Texas is currently our top-performing state, reflecting our growing popularity in the region.
- **Need for Financing:** We're actively seeking financing to support our growth, particularly to manage inventory for our upcoming Sam's Club launch. This is a key reason behind our StartEngine campaign.
- **Production Capacity:** Happy Grub has grown from a small copacking facility to a plant capable of producing up to 500,000 bottles per month. We're well-prepared to meet large purchase orders and have the flexibility to scale our workforce as needed.

Join Us for Our Next Webinar: We had such a great turnout that we're making these webinars a weekly event! Our next session is scheduled for this Thursday and will continue every Thursday thereafter. It's a perfect opportunity for you to ask questions, learn more about our campaign, and engage directly with Ashley.

When: Every Thursday

Where: Register Here - https://eathappygrub.com/pages/startenginewebinar88

We're excited to continue these conversations and bring more of you into the fold as we grow Happy Grub together. If you have any questions or want to be part of our journey, don't miss out on these webinars!

Thank you for your ongoing support and enthusiasm!

08.15.24

Here's How to Try Happy Grub for 50% Off!

As we see the first leaves start to fall (probably just from the heat), we're excited to kick off the fall season with a special treat!

To celebrate this cozy time of year, we're offering a **50% discount** on our Fall Pack, which includes our nostalgic Apple Cinnamon and classic Buttermilk pancake mixes. Plus, all Apple Cinnamon packs are also 50% off!

Why are we doing this? We want to give our loyal StartEngine followers the perfect opportunity to experience the deliciousness of Happy Grub if you haven't already. Our Apple Cinnamon pancake mix is more than just a flavor – it's the essence of fall captured in every bite. Imagine the warm, comforting aroma of apples and cinnamon filling your kitchen, bringing back memories of autumn's past. Paired with our fluffy Buttermilk pancakes, this is a breakfast experience you won't want to miss.

What's in the Fall Pack?

- **Apple Cinnamon Squeezable Pancake Mix:** A blend of sweet apples and spicy cinnamon that's perfect for the season.
- **Buttermilk Squeezable Pancake Mix:** A timeless favorite that pairs beautifully with any topping (especially freshly picked apple slices).

Why You Should Grab It:

- **Exclusive Offer:** We're kicking off fall with a 50% discount to make it easier than ever to enjoy Happy Grub.
- **Perfect for Fall:** Our Apple Cinnamon mix brings the nostalgic flavors of fall right to your table.
- **Support a Growing Brand:** By purchasing our products, you're not only enjoying delicious pancakes but also supporting our growth on StartEngine!

Whether you're a long-time Happy Grub fan or new to our squeezable pancake mix, this is the perfect chance to stock up for the season. Don't miss out on this limited-time offer!

Use Code: FALL50 at eathappygrub.com

Thank you for your continued support and belief in Happy Grub. We're excited to share this delicious part of our journey with you!

08.14.24

Incredible Growth in the Last 30 Days!

We're excited to share some fantastic news with you—since launching on StartEngine, Happy Grub has seen tremendous growth in just 30 days!

Key Highlights:

Total Online Sales: Increased by 97%!

Average Order Value (AOV): Increased by 26%!

This incredible momentum is a direct result of the support and enthusiasm from our amazing community of investors and customers. Your belief in Happy Grub's mission to make mealtime more nutritious, convenient, and fun is fueling our success and helping us reach new heights.

What Does This Mean for Happy Grub?

These impressive gains are not just numbers; they represent our growing reach and impact. As more families discover the convenience and joy of Happy Grub, we're able to expand our market presence and continue delivering quality products that make mealtime easier and more enjoyable.

Join Us on Our Journey:

We're just getting started, and there's still time to be part of our exciting journey. If you haven't yet, consider investing in Happy Grub and help us continue this upward trajectory.

Thank you for your continued support and for being part of the Happy Grub family. We're thrilled to have you with us as we continue to grow and achieve new milestones!

08.12.24

Q&A Founder Webinar!

We are hosting a Q&A Webinar with our Founder on Thursday, August 15 at 6pm EST / 3pm PST. All are welcome to join whether you are interested in investing, have already invested, or are just curious about the campaign.

Register here: https://eathappygrub.com/pages/startenginewebinar88

We can't wait to hear from you!



08.08.24

Happy Grub Now Available on GoPuff!

We're thrilled to announce Happy Grub is now available on GoPuff!

This new partnership marks a significant milestone in our journey to make Happy Grub more accessible to families everywhere. GoPuff is known for delivering everyday essentials straight to your door in minutes, and now, Happy Grub is part of their lineup. Whether you're craving a quick, nutritious breakfast or planning a fun family meal, you can now get Happy Grub delivered right to your doorstep with just a few taps.

What This Means for Happy Grub:

- **Increased Accessibility:** With GoPuff, our squeezable instant pancake mix is now easier to access than ever before.
- **Growing Brand Presence:** Being on GoPuff expands our market reach and visibility, bringing Happy Grub into even more households across the country.
- **Supporting Our Growth:** This partnership aligns perfectly with our mission to scale Happy Grub and meet the growing demand both online and in major retailers like Target, Walmart, H-E-B, and Sam's Club.

This is just one of the many steps we're taking to expand Happy Grub's presence and ensure that we're always there when you need us.

Stay tuned for more upcoming retailer updates as we continue to achieve new milestones together!

08.05.24

20 Investors in Just 1 Week!

We are thrilled to announce that in just one week, our StartEngine campaign has attracted 20 incredible investors! This milestone is a testament to the strong support and belief in Happy Grub's mission to make mealtime more nutritious, convenient, and fun.

Your enthusiasm and commitment have been instrumental in helping us reach this point. We are excited about the journey ahead and grateful for each and every one of you who has joined us and who will be joining us very soon!

What This Means for Happy Grub:

- **Growth and Expansion**: Your investments will enable us to scale our operations to meet increasing demand and expand our presence in major retail stores such as Target, Walmart, H-E-B, and Sam's Club.
- **Innovative Solutions**: We are committed to continuing to innovate and provide practical, healthy mealtime solutions for families everywhere.
- **Community Building**: With your support, we are building a strong community of investors and supporters who believe in making mealtime memories, not messes.

We are just getting started and there are many exciting milestones ahead.

Thank you for your support and for being a part of the Happy Grub family. Stay tuned for more updates as we continue to grow and reach new heights!

08.01.24

10 Investors in Under 48 Hours!

We have reached 10 investors in under 48 hours! To all 10+ investors so far, we want to send a huge thank you! We are thrilled by the support and enthusiasm from our community.

Your belief in Happy Grub's mission to make mealtime more nutritious, convenient, and fun is truly inspiring. With your support, we are one step closer to expanding our presence both online and in major retail stores like Target, Walmart, H-E-B, and Sam's Club.

Keep an eye out for an exciting update in the coming days!

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Happy Grub.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 Perk -

Invest $500+ and receive an exclusive 20% off discount code for 1 full year.

Select

$1,000

Tier 2 Perk -

Invest $1,000+ and receive a Happy Grub variety pack + Happy Grub swag items

Select

$5,000

Invest $5,000+ between Day 40 - 47

receive 10% bonus shares + a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year

03	21	01	10
Days	Hours	Minutes	Seconds

Select

$5,000

Tier 3 Perk -

Invest $5,000+ and receive a Happy Grub variety pack + Happy Grub swag + receive an exclusive 25% off discount code for 1 year.

Select

$10,000

Tier 4 Perk -

Invest $10,000+ and receive a Happy Grub family mealtime bundle + Includes 5% bonus shares.

Select

$25,000

Tier 5 Perk -

Invest $25,000+ and receive a Happy Grub family mealtime bundle + Includes 10% bonus shares.

Select

$50,000

Tier 6 Perk -

Invest $50,000+ and receive a Happy Grub family mealtime bundle + a Zoom call with Founder + Includes 15% bonus shares.

Select

$100,000

Tier 7 Perk - VIP Insider Visit

Invest $100,000+ and receive a Happy Grub family mealtime bundle + an exclusive behind-the-scenes tour of our production facility with our Founder/CEO, Ashley Davies. Includes 20% bonus shares.

Select

JOIN THE DISCUSSION



What's on your mind?

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PINNED BY STARTUP

Ashley Davies ⊘

Happy Grub • a month ago

Hey everyone! I am the founder of Happy Grub and I would like to get the open conversation started!...

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Kevin Fulmer
a month ago

Hi Ashley! I run CROWDSCALE - a weekly newsletter specifically for the crowdfunding industry with 5,000 ...

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 1    0

Ashley Davies ⊘
Happy Grub • a month ago

Hello Kevin, thank you for reaching out! We will reach out to you now :)

 0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I love spending time with my kids, but let's be honest, mornings can be chaotic. As a working mom, it can be hard to find time to make breakfast. That's why I made Happy Grub. Happy Grub is easy to use and it's fast.

Whether you're on the go or relaxing at home, you can count on Happy Grub, even use it for waffles.

I spend less time cleaning and more time with my kids. Make memories, not messes. Hi, I'm Ashley Davies, the founder and mom behind Happy Grub. The patent pending squeezable instant pancake mix. My family has a tradition of making pancakes, but like many dishes that you can make with kids, it's always a mess. Becoming a parent myself inspired me to create easier mornings for parents everywhere. I was on a mission to find a solution that would allow families to enjoy this cherished breakfast tradition without the hassle and the mess. I also recognized the need to offer clean ingredient food.

Since everything that I was looking for on the shelves was full of artificial ingredients and preservatives, I like to make sure that I feed my family the freshest best ingredients that I could possibly provide to them that come straight from my backyard. We have chickens, we have fresh eggs, we have a vegetable garden. My kids also help grow and harvest everything. I'm always wanting to make sure to feed my family the freshest ingredients, which is why I wanted to find and offer the same wholesome ingredients to you. Can we talk about these ingredients? Thank you. Thank you.

Thank you for putting real ingredients into our food. This is incredible. So I knew when I was creating Happy Grub that I had to source only the things that I would use in my household for my kids. I source high quality ingredients from everything you would use to make pancakes from scratch, and it's all made right here in the USA. When I got everything down and I was able to get the stamp of approval from my picky eaters, I knew I had something I wanted to share with parents everywhere. From what started in my own kitchen and the distribution center in my own backyard, we were able to grow from the first local boutique in my hometown to over 2000 doors, including Target, Walmart, and HEB. In just two years after launching Happy Growth, major outlets understood the value proposition with Food Network, calling us a total game changer, food and Beverage magazine, calling us their favorite new product of the year. Now you may say, what's so special about this?

All I can tell you is everything is special about this. I love this. I love every single thing about this.

And we are here to tell the story early on in the legend of this company, 'cause this is gonna become a legend.

Also winning Good Housekeeping's best parenting award to Gordon Ramsey selecting us for his latest show. Food Stars. I know you'll go far and that incredible product, happy grow. What it stands for, where it's going. I know this is only the beginning.

Your investment with Happy Grub will help us increase production volume to keep up with consumer and retailer demand, scale our marketing efforts to increase brand awareness, launch additional campaigns to acquire new customers and develop new products that further improve mealtime. The future of Happy Grub holds so many opportunities.

We believe anything that comes in a box or a bag can be improved in a convenient and ready-to-go bottle.

I hope you join us in our journey to revolutionize mealtime for parents and families by making memories not messes.

It is saying, eat me. Can I it? It's 10 plus. It tastes really good. Mm, this is so good.

I've never had pancake like this. I really kind of want like five more of these.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:02 PM 05/26/2023
FILED 02:02 PM 05/26/2023
SR 20232437242 - File Number 7484920

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is
California .

2.) The jurisdiction immediately prior to filing this Certificate is California .

3.) The date the Limited Liability Company first formed is December 21, 2019 .

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Happy Kidz LLC .

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Happy Grub, Inc. .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 24 day of May , A.D. 2023 .

By:

Name: Ashley Davies
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:02 PM 05/26/2023
FILED 02:02 PM 05/26/2023
SR 20232437242 - File Number 7484920

CERTIFICATE OF INCORPORATION

OF

HAPPY GRUB, INC.

ARTICLE I

The name of this Corporation is Happy Grub, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 8 The Green STE R, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Resident Agents Inc.

ARTICLE III

The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The Corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares of Common Stock which the Corporation is authorized to issue is 100,000,000 shares, 90,000,000 shares of which shall be Class A Common Stock (the "Class A Common Stock") and 10,000,000 shares of which shall be Class B Common Stock (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The Common Stock shall have a par value of $0.0001 per share.

ARTICLE V

The powers, preferences and rights and the qualifications, limitations and restrictions of the Common Stock are as set forth below:

1. **Definitions**. For purposes of this Article V, the following definitions apply:

   1.1. "Acquisition" shall mean (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Corporation immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, (provided that, for the purpose of this Section 1.1, all stock, options, warrants, purchase rights or other securities exercisable for or convertible into Common Stock outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (B) any transaction or series of related transactions to which the Corporation is a party in which shares of the Corporation are transferred such that in excess of 50% of the Corporation's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof.

1.2. "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation.

1.3. "Board" shall mean the Board of Directors of the Corporation.

1.4. "Certificate of Incorporation" shall mean this Certificate of Incorporation of the Corporation, as may be amended.

1.5. "Disability Event" means an event that results in a Founder's inability to perform the material duties of his/her employment by reason of any medically determinable physical or mental impairment that can be expected to result in death within 12 months or can be expected to last for a continuous period of not less than 12 months, as determined by a licensed physician jointly selected by a majority of the Board and the Founder. If the Founder is incapable of selecting a licensed physician, then the Founder's spouse shall make the selection on behalf of the Founder, or in the absence or incapacity of the Founder's spouse, the Founder's parents shall make the selection on behalf of the Founder, or in the absence of parents of the Founder, a natural person then acting as the successor trustee of a revocable living trust which was created by the Founder and which holds more shares of all classes of capital stock of the Corporation than any other revocable living trust created by the Founder shall make the selection on behalf of the Founder, or in absence of any such successor trustee, the legal guardian or conservator of the estate of the Founder shall make the selection on behalf of the Founder.

1.6. "Family Member" shall mean with respect to any Qualified Stockholder who is a natural person, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings (in each case whether by blood relation or adoption) of such Qualified Stockholder.

1.7. "Final Conversion Date" means 5:00 p.m. in New York City, New York on the first trading day following the IPO falling on or after the date on which the outstanding shares of Class B Common Stock represent less than 25% of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock.

1.8. "Founder" means the following individuals: Ashely Davies, Andrew Davies and any Permitted Transferee of such Founder.

1.9. "IPO" means the Corporation's first firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A Common Stock where the Class A Common Stock and Class B Common Stock are each a "covered security" as described in Section 18(b) of the Securities Act of 1933, as amended.

2

1.10. "Liquidation Event" means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Acquisition or Asset Transfer.

1.11. "Permitted Entity" shall mean, with respect to a Qualified Stockholder that is not a natural person, any corporation, partnership or limited liability company in which such Qualified Stockholder directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as the case may be, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to all shares of Class B Common Stock held of record by such corporation, partnership or limited liability company, as the case may be.

1.12. "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(i) by a Qualified Stockholder that is a natural person, to the trustee of a Permitted Trust of such Qualified Stockholder;

(ii) by a Permitted Trust of a Qualified Stockholder, to the Qualified Stockholder or the trustee of any other Permitted Trust of such Qualified Stockholder;

(iii) by a Qualified Stockholder that is not a natural person to any Permitted Entity of such Qualified Stockholder; or

(iv) by a Permitted Entity of a Qualified Stockholder that is not a natural person to the Qualified Stockholder or any other Permitted Entity of such Qualified Stockholder.

1.13. "Permitted Transferee" means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

1.14. "Permitted Trust" shall mean (i) a bona fide trust for the benefit of a Qualified Stockholder or Family Members of the Qualified Stockholder, if such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Qualified Stockholder, or (ii) a trust under the terms of which such Qualified Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code and/or a reversionary interest, in each case so long as the Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust.

1.15. "Qualified Stockholder" shall mean (i) the registered holder of a share of Class B Common Stock and (ii) a Permitted Transferee.

1.16. "Trading Day" means any day on which the Securities and Exchange Commission is open for trading.

1.17. "Transfer" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise, such that the previous holders of such voting power no longer retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such holder; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

(i) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(ii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) is disclosed in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(iii) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer"; or

(iv) entering into a support or similar voting agreement (with or without granting a proxy) in connection with a Liquidation Event.

1.18. "Voting Control" means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. **Identical Rights**. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section 3 below), share ratably and be identical in all respects as to all matters, including:

2.1. Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the board of directors of the Corporation (the "Board"), out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

2.2. The Corporation shall not declare or pay any dividend or make any other distribution to the

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holders of Common Stock payable in securities of the Corporation unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock, or rights to acquire shares of Class B Common Stock, are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock, or rights to acquire shares of Class A Common Stock, are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Corporation from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

3. **Voting Rights.**

   3.1. **Class A Common Stock.** Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

   3.2. **Class B Common Stock.** Each holder of shares of Class B Common Stock will be entitled to five (5) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

   3.3. **General.** Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

   3.4. **Authorized Shares.** The number of authorized shares of Common Stock or any class thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and Class B Common Stock, voting together as a single class.

3.5. **Class B Common Stock Protective Provisions**. So long as any shares of Class B Common Stock remain outstanding, the Corporation shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Common Stock then outstanding, voting together as a single class, directly or indirectly, or whether by amendment, or through merger, recapitalization, consolidation or otherwise:

(i) amend, alter, or repeal any provision of this Certificate of Incorporation or the Bylaws of the Corporation in a manner that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of the Class B Common Stock; or

(ii) reclassify any outstanding shares of Class A Common Stock of the Corporation into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or the right to more than one vote for each share thereof.

4. **Liquidation Rights**. In the event of a Liquidation Event, the assets of the Corporation legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

5. **Conversion of Class B Common Stock**. The Class B Common Stock will be convertible into Class A Common Stock as follows:

5.1. Each share of Class B Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock on the Final Conversion Date.

5.2. With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

(i) on the affirmative election of such holder;

(ii) on the occurrence of a Transfer of such share of Class B Common Stock, other than a Permitted Transfer;

(iii) with respect to Class B Common Stock held by a holder (other than a Founder or a Permitted Transferee) who is a natural person, or a Permitted Transferee of such natural person, upon the death of such natural person; or

(iv) with respect to Class B Common Stock held by a Founder and a Founder's Permitted Transferees, nine (9) months following the death or Disability Event of such Founder.

5.3. On the occurrence of the conversion events specified in Sections 4(a) or 4(b) above, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation will not be

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obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

5.4. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class B Common Stock into Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock, to confirm the validity of all Transfers purported to be Permitted Transfers, and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

6. **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

7. **Miscellaneous**.

7.1. **No Reissuance of Class B Common Stock**. No share or shares of Class B Common acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

7.2. **Additional Issuances of Class B Common Stock**. Except for the issuance of Class B Common Stock issuable upon exercise of any Pre-IPO Outstanding Right or a distribution payable in accordance with Section 2.2 of this Article V, the Corporation shall not at any time after the acceptance of this Certificate of Incorporation issue any additional shares of Class B Common Stock, unless such issuance is approved by the affirmative vote of the

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holders of a majority of the outstanding shares of Class B Common Stock.

7.3. **Preemptive Rights**. No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and a stockholder.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE IX

The name and address of the incorporator is as follows:

> Patrick Morin
> Morsel Law PLC
> 25761 Sabina Ave.
> Mission Viejo, CA 92691

Executed on May 26, 2023

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Patrick Morin, Incorporator